Filed pursuant to Rule 433

Registration No. 333-117775

Dated May 9, 2006

Fixed Rate Pricing Term Sheet
Issuer:	JPMorgan Chase & Co.
Currency:	USD
Size:	$1,250,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	June 1, 2011
Coupon:	5.60%
Day Count Convention:	30/360
Spread to Benchmark Treasury:	+60 basis points
Benchmark Treasury:	4.875% US Treasury due 4/11
Benchmark Treasury Spot and Yield:	99-132; 5.009%
Price to Public:	99.958% of face amount
Yield to maturity:	5.609%
Proceeds (Before Expenses) to Issuer:	$1,245,100,000 (99.608%)
Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2006
Trade Date:	May 9, 2006
Settlement Date:	May 16, 2006 (T+5)
Denominations	$1,000 x $1,000
CUSIP:	[TBD]
Ratings:	Aa3/A+/A+
Issuer's ratio of earnings to fixed charges (excluding interest on deposits) for quarter ended March 31, 2006	1.99 (per Exhibit 12.1 to Form 8-K dated April 19, 2006)
Issuer's ratio of earnings to fixed charges (including interest on deposits) for quarter ended March 31, 2006	1.55 (per Exhibit 12.1 to Form 8-K dated April 19, 2006)
Underwriters:	J.P. Morgan Securities Inc. BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Bear, Stearns & Co. Inc. Samuel A. Ramirez & Co., Inc.

Floating Rate Pricing Term Sheet
Issuer:	JPMorgan Chase & Co.
Currency:	USD
Size:	$500,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	May 16, 2011
Coupon:	Three Month LIBOR Telerate plus 0.11%
Index Source:	Telerate Page 3750
Day Count Convention:	Actual/360
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$498,250,000 (99.65%)
Interest Payment and Reset Dates:	February 16, May 16, August 16 and November 16, commencing August 16, 2006
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	May 9, 2006
Settlement Date:	May 16, 2006 (T+5)
Denominations	$1,000 x $1,000
CUSIP:	[TBD]
Ratings:	Aa3/A+/A+
Issuer's ratio of earnings to fixed charges (excluding interest on deposits) for quarter ended March 31, 2006	1.99 (per Exhibit 12.1 to Form 8-K dated April 19, 2006)
Issuer's ratio of earnings to fixed charges (including interest on deposits) for quarter ended March 31, 2006	1.55 (per Exhibit 12.1 to Form 8-K dated April 19, 2006)
Underwriters:	J.P. Morgan Securities Inc. BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Bear, Stearns & Co. Inc. Samuel A. Ramirez & Co., Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

DESCRIPTION OF THE NOTES

The following description of the particular terms of our Floating Rate Notes due 2011 and our 5.60% Notes due 2011 supplements the description of the general terms of the debt securities set forth under the headings "Description of Debt SecuritiesGeneral" and "Description of Debt SecuritiesSenior Debt Securities" in the attached prospectus. Capitalized terms used but not defined in this prospectus supplement have the meanings assigned in the attached prospectus or the senior indenture referred to in the attached prospectus.

The floating rate notes and 5.60 % notes, which we refer to collectively as the notes, offered by this prospectus supplement will be issued under the senior indenture between us and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company). The floating rate notes will be initially limited to $500,000,000 aggregate principal amount and the 5.60% notes will be initially limited to $1,250,000,000 aggregate principal amount. The floating rate notes and the 5.60 % notes are each a series of senior debt securities referred to in the attached prospectus. The floating rate notes will mature on May 16, 2011. The 5.60% notes will mature on June 1, 2011. We have the right to issue additional notes of either series in the future. Any such additional notes will have the same terms as the notes of that series being offered by this prospectus supplement but may be offered at a different offering price than the notes of that series being offered by this prospectus supplement. If issued, these additional notes will become part of the same series as the notes being offered by this prospectus supplement.

We will make all principal and interest payments on the notes in immediately available funds. All sales of the notes, including secondary market sales, will settle in immediately available funds.

We cannot redeem the notes prior to their maturity. No sinking fund is provided for the notes.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000. The notes of each series will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Book-Entry Issuance" in the attached prospectus.

Investors may elect to hold interests in the notes outside the United States through Clearstream Banking, Société Anonyme ("Clearstream") or Euroclear Bank S.A./N.V., as operator of Euroclear System ("Euroclear"), if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries. Those depositaries will in turn hold those interests in customers' securities accounts in the depositaries' names on the books of DTC. JPMorgan Chase Bank, National Association, will act as depositary for each of Clearstream and Euroclear.

Interest on the floating rate notes. The floating rate notes will bear interest at a floating annual rate equal to the three-month London Interbank offer rate ("3-Month LIBOR") determined as described below, plus 11 basis points (0.11%). We will pay interest on the floating rate notes quarterly in arrears on February 16, May 16, August 16 and November 16 of each year (we refer to these dates as "interest payment dates"), beginning August 16, 2006. We refer to the period beginning from and including May 16, 2006 and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date as an "interest period." The amount of interest for each day the floating rate notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the outstanding principal amount of the floating rate notes. The amount of interest to be paid on the floating rate notes for each interest period will be calculated by adding the Daily Interest Amounts for each day in the interest period. In the event that any interest payment date and interest reset date would otherwise fall on a day that is not a business day (as defined below), that interest payment date and interest reset date will be postponed to the next day that is a business day. However, if the postponement would cause the day to fall in the next calendar month, the interest payment date and interest reset date will instead be brought forward to the immediately preceding business day. For purposes of this prospectus supplement, a "business day" is any day, other than (i) a Saturday, Sunday or other day that, in New York City, banking institutions generally are authorized or obligated by law or executive order to close and (ii) in the case of the floating rate notes, a day that is not a London business day. A "London business day" is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest will be paid to persons in whose names the floating rate notes are registered at the close of business on the 1st day of the month preceding the interest payment date.

JPMorgan Chase Bank, N.A., as calculation agent, will calculate the interest rate for each interest period based on 3-Month LIBOR, determined as of two London business days prior to the first day of such interest period (a "determination date").

"3-Month LIBOR" as used in this prospectus supplement shall mean, with respect to an interest period relating to an interest payment date (in the following order of priority):

(1) the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a three-month maturity that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the related determination date;

(2) if the rate does not appear on Telerate Page 3750 (as defined below) as of 11:00 a.m. (London time) on the related determination date, the calculation agent will request the principal London offices of four major banks in the London interbank market to provide their offered quotations (expressed as percentages per year) to prime banks in the London interbank market for deposits in U.S. dollars having a three-month maturity as of 11:00 a.m. (London time) and for a principal amount representative for a single transaction on that determination date. If at least two quotations are provided, 3-Month LIBOR will be the arithmetic mean (if necessary, rounded upwards to the nearest whole multiple of 0.00001%) of those quotations;

(3) if fewer than two quotations are provided as requested in clause (2) above, the calculation agent will request three major New York City banks to provide their offered quotations (expressed as percentages per year) to leading European banks for loans in U.S. dollars having a three-month maturity as of 11:00 a.m. (New York time) on the determination date. If those three quotations are provided, 3-Month LIBOR will be the arithmetic mean (if necessary, rounded upwards to the nearest whole multiple of 0.00001%) of those quotations; and

(4) if fewer than three quotations are provided as requested in clause (3) above, 3-Month LIBOR will be 3-Month LIBOR as determined on the previous determination date.

"Telerate Page 3750" means the display designated as "Page 3750" on the Telerate Service (or such other page as may replace Page 3750 on that service).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by applicable law.

JPMorgan Chase Bank, N.A., as calculation agent, will, upon the request of the holder of any floating rate, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the floating rate notes.

Interest on the 5.60% notes. The 5.60% notes will bear interest at the annual rate of 5.60%. Interest on the 5.60% notes will accrue from May 16, 2006. We will pay interest on the 5.60% notes semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2006. Interest will be paid to the persons in whose names the 5.60% notes are registered at the close of business on the preceding May 15 and November 15 of each year.

JPMorgan Chase & Co. has filed a registration statement (No. 333-117775) (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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